

April 18, 2013

Via E-mail
J. Larry Sorsby
Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701

      Re: **Hovnanian Enterprises, Inc.**
              Form 10-K for the Year Ended October 31, 2012
              Filed December 20, 2012
              Response Dated April 5, 2013
              File No. 1-8551

Dear Mr. Sorsby:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements
Note 3 – Summary of Significant Accounting Policies, page 72

Inventories, page 73

1. We note your response to comment six from our letter dated March 7, 2013. It appears from your disclosures on page 24 that you received proceeds of $49.8 million (net of transaction costs of $1.1 million) on the sale of your land parcels to GSO but that the carrying value of the inventory sold was $56.9 million, which would infer a loss on the transaction if it had been accounted for as a sale rather than a financing. So that we may better understand your accounting for this transaction, please address the following:
   - Tell us if you determined the fair value of the land parcels sold to GSO as of the date of the transaction and if so, how that fair value compared to the carrying value of the inventory on the same date;

J. Larry Sorsby
Hovnanian Enterprises, Inc.
April 18, 2013
Page 2

- Clarify how you would determine the purchase price of the finished lots in the event that you exercise your purchase option with GSO; and
- Quantify the amount of deferred financing costs incurred in connection with this transaction.

Post Development Completion and Warranty Costs, page 77

2. Based on your response to comment seven from our letter dated March 7, 2013, it appears that your accounting treatment for warranty costs depends on whether or not the warranty or construction defect is covered under your general liability and construction defect insurance policy rather than based on the dollar amount of the warranty issue as inferred in your disclosure. If true, please revise you accounting policy footnote disclosure in future filings to clarify that aspect of your policy and quantify the amount of warranty costs recognized in cost of goods sold and administrative expenses for each period presented.

Note 17 – Warranty Costs, page 100

3. We note your response to comment 11 from our letter dated March 7, 2013. Please further expand your revised disclosures to clarify that you do not absorb any additional liability associated with your subcontractors' work as your existing general liability and contraction defect insurance policy and related reserves for amounts under your deductible covers construction defects regardless of whether you or your subcontractors are responsible for the defect.

Note 20 – Investments in Unconsolidated Homebuilding and Land Development Joint Ventures, page 102

4. We note your response to comment 13 from our letter dated March 7, 2013. You disclose that you recorded additional investments of $19.7 million and $11.4 million in connection with two land purchases made by one of your unconsolidated joint ventures during fiscal 2011. Please tell us how you determined the amount of these additional investments recognized as well as your percentage ownership interest in the joint venture at the time these purchases were made. Please also clarify for us how you reflected all aspects of the joint venture's two land purchases in your consolidated financial statements for the year ended October 31, 2011.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief